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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-46838

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ConvergEx Prime Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1633 Broadway, 48th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas Nelson **(678) 405-4200**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

TK 4/10/15

OATH OR AFFIRMATION

I, Douglas M. Nelson, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of ConvergEx Prime Services LLC, as of December 31st, 2011, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Douglas M. Nelson, Chief Executive Officer

Notary Public

PATRICIA WOODHAM
NOTARY PUBLIC
MY Commission EXPIRES 06-21-2012
CHEROKEE COUNTY, GEORGIA

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5(g)(1).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ConvergEx Prime Services LLC
(Formerly NorthPoint Trading Partners LLC)

Statement of Financial Condition

December 31, 2011

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
ConvergEx Prime Services LLC (formerly NorthPoint Trading Partners LLC)

We have audited the accompanying statement of financial condition of ConvergEx Prime Services LLC (the "Company") (formerly NorthPoint Trading Partners LLC) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ConvergEx Prime Services LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2012

ConvergEx Prime Services LLC
(Formerly NorthPoint Trading Partners LLC)

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 678,048
Deposits with clearing brokers	1,611,237
Receivables from clearing brokers	2,170,783
Other assets	255,311
Total assets	$ 4,715,379
Liabilities and member's equity	
Liabilities:	
Due to banks	$ 26,390
Accrued compensation and other liabilities	1,584,865
Due to affiliates	178,849
Total liabilities	1,790,104
Member's equity	2,925,275
Total liabilities and member's equity	$ 4,715,379

The accompanying notes are an integral part of this statement of financial condition.

ConvergEx Prime Services LLC
(Formerly NorthPoint Trading Partners LLC)

Notes to Statement of Financial Condition

December 31, 2011

1. Organization and Description of Business

ConvergEx Prime Services LLC (the "Company") (formerly NorthPoint Trading Partners LLC) is a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides boutique prime brokerage services to hedge funds, family offices, mutual funds, and registered investment advisors. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the National Futures Association ("NFA"). The Company is also registered as a commodity trading advisor with the NFA. FINRA serves as the Company's self-regulatory organization.

The Company is a wholly owned subsidiary of ConvergEx Group, LLC ("Group"). ConvergEx Holdings LLC ("Holdings") and its wholly owned subsidiary Eze Castle Software, Inc. ("Eze Castle") own all of the membership interests in Group (together, Holdings, Group, and Eze Castle to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") (through its wholly owned subsidiary, Agency Brokerage Holding, LLC) and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.2 percent ownership stake in Holdings, with the remaining ownership stake held by ConvergEx's management team, directors, and employees.

The Company was purchased by Group on December 1, 2009. Purchase price accounting was not pushed down to the Company and all intangible assets and goodwill created by the acquisition were retained at Group.

Effective December 1, 2011, the Company changed its legal name from NorthPoint Trading Partners LLC to ConvergEx Prime Services LLC.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments include demand deposits, money market accounts and U.S. Treasury bills.

Deposits with Clearing Brokers

The Company uses Goldman Sachs Execution and Clearing, LP ("GSEC"), JPMorgan Chase & Co. ("JPM"), Pershing LLC ("Pershing") and Interactive Brokers LLC ("Interactive") as clearing brokers for all trading activities. Under the terms of the agreements between the Company and its clearing brokers, balances owed are collateralized by certain of the Company's cash and securities balances. Deposits with clearing brokers represent cash and money market funds that have been pledged as collateral for this purpose.

Receivables from Clearing Brokers

Receivables from clearing brokers on the statement of financial condition consist of commissions and fees earned by the Company that are held with the clearing brokers.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables related to securities transactions. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts. At December 31, 2011, the Company had no allowance for doubtful accounts.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms for cash equivalents. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities are reported at their contractual amounts, which approximate fair value.

Other Assets

Other assets consist primarily of prepaid expenses, receivables from affiliates and fixed assets, net of depreciation.

Accrued Compensation and Other Liabilities

Accrued compensation and other liabilities primarily consist of accrued salaries, employee incentives, other employment benefit expenses, accounts payable and other miscellaneous liabilities.

Income Taxes

The Company is treated as a single member limited liability company for tax purposes and, as such, is disregarded for federal, state and local income tax purposes. The Company has recorded its apportioned share of state and local income taxes, including the New York City unincorporated business tax, pursuant to a tax sharing agreement ("TSA") between Group and the Company. Group, as the taxpayer of record, is responsible for payment of state and local income taxes to the taxing authorities. The tax provision for the Company has been computed in accordance with the TSA. There is no provision for federal income tax because the Company's single member, Group, is a partnership for U.S. tax purposes. A partnership is generally not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes and minimum state taxes. For federal and state income tax purposes, the ultimate members of Group are responsible for reporting their allocable share of the Company's income, gain, losses, deductions and credits on their tax returns. The Company is also subject to other miscellaneous state taxes.

3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2011, the Company did not own any financial assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. Per the Company's accounting policies (Note 2), the carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

4. Related Party Transactions

In the normal course of business, the Company enters into related party transactions with affiliates.

The Company utilizes ConvergEx Execution Solutions LLC ("CES"), G-Trade Services LLC ("G-Trade") and Pershing to provide execution services.

4. Related Party Transactions (continued)

The Company receives certain management, administrative, and technology services from Group, CES, G-Trade and Eze Castle Software LLC ("Eze LLC").

The Company utilizes commission management tools and payment processing services from Westminster Research Associates LLC ("WRA"), an affiliate. The Company pays a management fee to WRA as part of the agreement.

Eze Castle Transaction Services LLC ("ECTS"), an affiliate, provides broker-dealers with financial information exchange ("FIX") connectivity services from the Eze Order Management System ("EzeOMS") on behalf of the Company. The EzeOMS is provided to asset management clients by Eze LLC, an affiliate. The EzeOMS terminals are used by the customers to submit orders and effect transactions through the Company.

Eze LLC provides an EzeOMS terminal to the Company.

RealTick LLC ("RealTick"), an affiliate, provides an execution management system, a licensed software product, to certain clients of the Company. Clients use this software to display market data and to access trading destinations through the Company for the purpose of transacting orders.

The Company and several related party entities under common control are party to an agreement with CES that permits CES to allocate a portion of its New York City lease commitment to each entity, based on the portion that each entity is permitted to use and occupy as determined by CES.

In certain cases, the Company prepays or makes estimated payments to affiliates that exceed actual expenses incurred. As a result, amounts due from affiliates are included in other assets on the statement of financial condition at December 31, 2011.

4. Related Party Transactions (continued)

The following table sets forth the Company's related party assets and liabilities as of December 31, 2011:

As of December 31, 2011	CES	Pershing	Group	WRA	RealTick	Other affiliates	Total
Assets							
Deposits with clearing organizations	$ –	$ 100,000	$ –	$ –	$ –	$ –	$ 100,000
Receivables from brokers, dealers and clearing organizations	–	115,096	–	–	–	–	115,096
Other assets	–	–	–	23,445	–	68,318	91,763
Total assets	$ –	$ 215,096	$ –	$ 23,445	$ –	$ 68,318	$ 306,859
Liabilities							
Due to affiliates	$ 103,462	$ –	$ 24,621	$ –	$ 35,466	$ 15,300	$ 178,849
Total liabilities	$ 103,462	$ –	$ 24,621	$ –	$ 35,466	$ 15,300	$ 178,849

5. Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $100,000 or $6^2/_3$% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2011, the Company had net capital of $2,482,623 and its excess net capital was $2,363,283. To the extent required to maintain the Company's compliance with regulatory requirements, dividends, distributions, advances and other withdrawals of capital could be limited.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company's activities are limited to clearing all customer transactions on a fully disclosed basis through clearing brokers.

6. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases to pay the following minimum rentals:

	Lease Payments
Year:	
2012	$ 14,640
	$ 14,640

The operating leases are subject to periodic escalation charges. The Company's operating leases expire March 2012, June 2012 and December 2012.

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's statement of financial condition. The Company intends to defend itself vigorously against all claims asserted in these matters.

7. Retirement Savings Plan

All employees of the Company that meet eligibility requirements have the option of participating in the retirement savings plan of ConvergEx. This plan has two components, a defined contribution profit sharing plan and a 401(k) match program.

8. Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of deposits with GSEC, JPM, Pershing and Interactive. GSEC, JPM, Pershing and Interactive are not insured by the FDIC or any other bank regulator. However, in accordance with the addendum to the Company's fully disclosed clearing agreements with GSEC, JPM, Pershing and Interactive, the assets are required to be segregated in a reserve account in accordance with the PAIB reserve computation set forth in the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Therefore, the Company does not believe it is exposed to significant credit risks.

9. Guarantees

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of their customer transactions, which are not reflected in this statement of financial condition, to their clearing brokers, which maintain the customers' accounts and clear such transactions. Also, the clearing brokers provide the clearing and depository operations for customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that customers do not fulfill their obligations to the clearing brokers, as the Company has agreed to indemnify their respective clearing brokers for any resulting losses. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security. The Company continually assesses risk associated with each customer who is on margin credit and records an estimated loss when management believes collection from the customer is unlikely. At December 31, 2011 there were no amounts to be indemnified to our clearing brokers.

At December 31, 2011, Group and Eze Castle had approximately $723,900,000 of debt outstanding, net of unamortized original issuer discount. Group's ownership interest in the Company was pledged as security against the debt.

10. Subsequent Events

The Company makes monthly distributions to Group based on estimated monthly profits. The distribution paid in January 2012 was $800,000. The Company has evaluated all subsequent events through February 24, 2012, and has determined that no other subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.